MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940

We, as members of management of STI Classic Variable Trust (the "Trust") (consisting of Capital Appreciation Fund, Growth and Income Fund, Mid-Cap Equity Fund, Quality Growth Stock Fund, Small Cap Value Equity Fund, Value Income Stock Fund and Investment Grade Bond Fund separately managed portfolios of the STI Classic Variable Trust), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 14, 2003, and from August 5, 2002 through March 14, 2003.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 14, 2003, and from August 5, 2002 through March 14, 2003, with respect to securities reflected in the investment account of the Trust.


STI Classic Variable Trust
March 14, 2003


/s/ Douglas Phillips
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Douglas Phillips
President and CEO of Trusco Capital Management


/s/ James Volk
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James Volk
President of STI Classic Funds and STI Classic Variable Trust


/s/ Jennifer Spratley
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Jennifer Spratley
Treasurer and CFO of STI Classic Funds and STI Classic Variable Trust


/s/ John Stockinger
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John Stockinger
Senior Vice President, SunTrust Bank


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                                                 PRICEWATERHOUSECOOPERS LLP
                                                 Two Commerce Square, Suite 1700
                                                 2001 Market Street
                                                 Philadelphia PA 19103-7042
                                                 Telephone (267) 330 3000
                                                 Facsimile (267) 330 3300


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of
  STI Classic Variable Trust and the
  Securities and Exchange Commission:

  We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about STI Classic Variable Trust (the "Trust") (consisting of Capital Appreciation Fund, Growth and Income Fund, Mid-Cap Equity Fund, Quality Growth Stock Fund, Small Cap Value Equity Fund, Value Income Stock Fund and Investment Grade Bond Fund separately managed portfolios of the STI Classic Variable Trust) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of March 14, 2003. Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Trust's compliance based on our examination.

  Our examination was conducted in accordance with attestation standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 14, 2003, and with respect to agreement of security purchases and sales, for the period from August 5, 2002 (the date of our last examination), through March 14, 2003:

  - For all securities shown on the safekeeping reports of SunTrust Bank as of March 14, 2003 which were designated as being held by institutions in book entry form (which include but are not limited to securities owned by the Trust), we confirmed all such securities with those institutions which use the book entry method of accounting for securities (Federal Reserve Bank and The Depository Trust Company). For a sample of securities on the safekeeping reports of SunTrust Bank, we noted that the quantities and descriptions of such securities listed on the safekeeping reports agreed with the confirmations or that discrepancies were resolved;

  - Confirmation of all securities out for transfer with brokers, and/or transfer agents, or alternative procedures;

  - Reconciliation of all such securities to the books and records of the Trust and SunTrust Bank;

  - We confirmed all repurchase agreements shown on the books and records of the Trust as of March 14, 2003 with brokers, noting agreement of quantity and description. We also agreed the underlying collateral for such repurchase agreements, as confirmed by such brokers, with the SunTrust Bank safekeeping reports, noting that such collateral was held for the account of the Trust;

  - Agreement of 10 security purchases and 5 security sales or maturities since our last report from the books and records of the Trust to broker confirmations;

  We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust's compliance with specified requirements.

  In our opinion, management's assertion that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 14, 2003 with respect to securities reflected in the investment account of the Trust is fairly stated, in all material respects.


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  This report is intended solely for the information and use of the Board of
  Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


 /s/ PricewaterhouseCoopers LLP

  May 12, 2003


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